Filed by NetScout Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: NetScout Systems, Inc.

(Commission File No. 000-26251)

The following is a copy of a question and answer sheet distributed to the employees of NetScout Systems, Inc. on October 20, 2014.

Employee Q & As

What is taking place?

•	On Monday, October 13, 2014, NetScout announced that it had signed a definitive agreement to acquire the Communications Business of Danaher Corporation, comprising Tektronix Communications, Arbor Networks, and parts of Fluke Networks. For additional details, please see the 10/13 press release on our website, found here: http://www.netscout.com/company/news/press_releases_2014/Pages/1013.aspx

What happens next?

•	The definitive agreement with respect to the transaction has been signed, but the deal is not closed pending regulatory approvals, NetScout’s shareholder vote, and other matters. There will be no Danaher shareholder vote on the matter.

•	The close is expected to take place in the first half of 2015. During this time, we will conduct business as usual. We expect that you will have questions, and we will answer them where and when we are able. In the meantime, we ask that you focus on NetScout’s continued success.

Why are we doing this?

•	See press release and investor call transcripts on our IR site

The transaction involves issuing 62.5 million NetScout shares to Danaher shareholders. Does this mean a change of control? Is Danaher taking over NetScout?

•

No change of control is taking place. Upon completion of the transaction, NetScout will continue to be led by Anil Singhal as president, CEO, and chairman, along with the rest of his executive team. One new independent director, Jim Lico, EVP of Danaher’s communication business, will join the board, bringing broad and deep business experience in our segment. The current NetScout management team will be the management team of the new company, complemented by the management team of the acquired companies. We have great respect for the employees and management of the Danaher Communications Business, who have done a great job growing their businesses. While we have made no decisions, we expect that there will be significant roles and outstanding opportunity for employees from both NetScout and Danaher.

What does it mean to me, as an employee?

•	Pending the deal close, all of our employees should concentrate on executing our current plan and avoid being distracted by this news, as hard as it may be. After the close we’ll all have more work to do, not less!

•	NetScout believes that to drive customer satisfaction we must ensure employee satisfaction. Our culture and values will be the same in the $1B+ NetScout 3.0 as they have been since our beginnings.

How will NetScout’s current equity based compensation practice be affected by the issuance of so many new shares?

•	We are planning no change to our established equity (RSU) compensation practices at NetScout while we operate independently before the transaction closes. After that, we will consider what is best for our combined employee base, recognizing that employees are critical to our success.

How do I respond to customer asking for details?

•	If customers ask, you can point to the press release posted on our website and add no other comment. If that is not enough, ask your management chain to engage/escalate.

What do I say if the press contacts me?

•	Unless you have been specifically authorized to communicate to the media, you should not do so. If contacted by the media, investors, or the public regarding this transaction, it is important that you do not comment. Instead, please forward any call or email you may receive to our VP of Investor Relations, Andy Kramer, for investor related inquiries or our VP of Marketing, Jim McNiel, for media inquiries.

Why did our stock take a hit in the past two days?

•	We cannot speculate why investors make trading decisions. We believe, however, that our investor base will naturally shift as a result of this transformational transaction. Most important, we believe that our fundamentals, our business plan, and our vision are sound and compelling. We therefore believe that the market will respond over time.

What do we need to do now, as employees?

•	We expect that all employees will continue performing their jobs with a continued desire for excellence, motivations that have been the hallmarks of our culture. We rely on you to continue to serve our customers, ask questions of your managers if you have concerns, and do what you have always done – work hard to accomplish our goals.

What is the required conduct? What are the “rules of engagement”?

•	We should continue to compete as we normally do. We should compete as hard as before the announcement. When we talk to customers, we should talk about how our products solve our customers’ service triage issues. If customers have questions about Danaher products – TekComs, Fluke, VSS – refer them to Danaher.

•	No non-public information on Danaher can be released to anyone in the company or to third parties. If you received in diligence or will receive access to confidential information in the planning or integration process, you must keep it confidential, not just from the public but also from fellow employees.

•	We cannot speculate as to product roadmaps. We should continue to use the NetScout roadmaps with our customers.

•	Most important point is to focus on your current job. We need to continue to execute on delivering on our mission to our customers.

•	While you cannot speculate on the effect of the transaction on any particular customer or sale, you may and should emphasize the benefits that our customers can expect to see from the transaction, including greater breadth and depth of products and services, expanded opportunities for innovation, and an enhanced ability to serve more of NetScout’s customers’ needs.

•	Antitrust laws limit or prohibit activities among competitors that could harm customers or reduce competition. Therefore, (1) you must keep any confidential information you may have from Danaher confidential, and (2) NetScout and Danaher MUST operate as independent companies. Until closing, we cannot take steps that regulators call “gun jumping,” in other words failing to operate as independent companies.

•	Further, you may not speculate as to the effects of the transaction including in any sales situation. Continue to compete as independent companies, but do not use the transaction to affect or disrupt sales. We should be clear not to speculate or make predictions about competitive strategy, product plans, customer/supplier relationships, or pricing policies, to name a few examples, of the new combined entity, without review and authorization from designated senior executives.

When will integration planning take place? What will be my role?

•	In addition to preparing for our regulatory filings, executive staff has begun planning for integration. To avoid running afoul of anti-trust regulations prior to the close and maintain confidentiality of competitive information, we’ll involve a small number of additional employees.

•	We will have a planning process that takes into account what we need to know to make the integration go smoothly while controlling the dissemination of potentially competitive information.

•	We understand that there will be many questions about integration and what the combined company will look like, and we will answer those questions when and where we can. However, we ask that you be patient as we work through the process so that we can ensure that the combined company is positioned for success and delivers on the value we have been talking about, in our investor relations calls and employee meetings.

What did we communicate to our customer base?

•	See the letter below:

Dear Valued Customer,

I am writing to inform you that on October 13, 2014, NetScout entered into a definitive agreement with Danaher to purchase their communications business consisting of Tektronix Communications, Arbor Networks, VSS Monitoring, and key assets of Fluke Networks.

We are very excited about the opportunities this acquisition provides to our customers, shareholders, and employees. While I cannot give you more details about the deal than is publicly available, I wanted to reassure you that our strategic directions and our customer focus will continue without compromise and the additional resources and talent coming to our fold will further widen our leadership in our service assurance and performance management businesses, and also allow us to offer new solutions based on the same core technology: traffic-based intelligence we have branded ASI™. Our nGeniusONE™ platform and solution portfolio is continuing to be our flagship with broadening capabilities driven by a strong roadmap.

For the publicly available details of this acquisition agreement, please refer to our announcement on our website.

I also wanted to let you know that our teams are staying focused on our business; excited, but undistracted by the news. In coming months you should expect the same or higher level of service, responsiveness, and attention to your needs from all of us.

Thank you for your business.

Anil Singhal, CEO and Co-Founder

Additional Information and Where You Can Find It

•	NetScout will file a Registration Statement on Form S-4 containing a proxy statement/prospectus of NetScout and other documents concerning the proposed acquisition with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by NetScout with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Andrew Kramer, Vice President of Investor Relations, by telephone at 978-614-4000, by email at ir@netscout.com, or by mail at Investor Relations, NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886.

•	This communication is not a solicitation of a proxy from any security holder of NetScout. However, NetScout, Danaher and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NetScout’s stockholders in connection with the proposed transaction. Information about NetScout’s directors and executive officers and their beneficial ownership of NetScout’s common stock may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on July 24, 2014. This document can be obtained free of charge from the SEC website at www.sec.gov.